EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-119116 of U.S. Restaurant Properties, Inc. on Form S-4 of our report dated December 2, 2004 (which expresses an unqualified opinion and includes explanatory paragraphs referring to changes in the method of accounting for discontinued operations in 2002 and asset retirement obligations in 2003 as required by Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and SFAS No. 143, Accounting for Asset Retirement Obligations, respectively), appearing in the Current Report on Form 8-K of U.S. Restaurant Properties, Inc. filed on December 3, 2004. We also consent to the reference to us under the heading “Experts” in the Joint Proxy Statement/Prospectus, which is part of this Registration Statement.

/s/    DELOITTE & TOUCHE LLP

Dallas, Texas

December 23, 2004